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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               Isonics Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   464895 10 1
              -----------------------------------------------------
                                 (CUSIP Number)

                               James E. Alexander
               5906 McIntyre Street, Golden, CO 80403 303-279-7900
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 26, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No.  464895 10 1                                               Page 3 of 6
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Boris Rubizhevsky, SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF         |  7  |     SOLE VOTING POWER
SHARES                        -0- shares
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          |  8  |     SHARED VOTING POWER
EACH                          1,573,872 shares
REPORTING         --------------------------------------------------------------
PERSON            |  9  |     SOLE DISPOSITIVE POWER
WITH                          -0- shares
                  --------------------------------------------------------------
                  | 10  |     SHARED DISPOSITIVE POWER
                              1,573,872 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,697,161 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.8 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 464895 10 1                                                Page 4 of 6
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Statement relates to the Common Stock (the "Shares") of Isonics Corporation , a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, CO 80403.

ITEM 2. IDENTITY AND BACKGROUND

     The identity and business address of the reporting person is Boris Rubizhevsky, 5906 McIntyre Street, Golden, CO 80403.

     The reporting person is Senior Vice President and a Director of the Company.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D reports the following transactions:

SECURITIES                            AMOUNT/SOURCE OF FUNDS
2,123 shares of common                The warrants were obtained in December 2000 as a result of a
stock underlying warrants             dilution adjustment on warrants purchased by the reporting person with personal funds in a private
                                      placement in July 1999. The warrants are
                                      held by the reporting person for
                                      investment purposes.

33,333 shares of common               The reporting person's wife obtained these shares as a result of
stock held by the reporting           the conversion of Preferred Stock into Common Stock as
person's wife, Nancy Eiden            reported on Form 4 by the reporting person in June 2000.
Rubizhevsky

16,000 shares of common               The reporting person gifted shares that he purchased with
stock held by the reporting           personal funds prior to September 22, 1997 to his son for estate
person's son, Zachary                 planning purposes.  No cash or other consideration was paid for
Rubizhevsky                           these shares. The reporting person's son resides in the same household.


SCHEDULE 13D
CUSIP No. 464895 10 1                                                Page 5 of 6
--------------------------------------------------------------------------------


16,000 shares of common               The reporting person gifted shares that he purchased with
stock held by the reporting           personal funds prior to September 22, 1997 to his son for estate
person's son, Ryan                    planning purposes. No cash or other consideration was paid for
Rubizhevsky                           these shares. The reporting person's son resides in the same household.

116,000 shares of common              The reporting person gifted shares that he purchased with
stock                                 personal funds prior to September 22, 1997 to non-affiliated family members for estate planning
                                      purposes in June 2000 and January 2001. No
                                      cash or other consideration was paid for
                                      these shares.

50,000 shares of common               The reporting person made sales in November 2000 to obtain
stock                                 funds for personal use.

61,255 shares of common               The reporting person made sales in January and April 2001 to
stock                                 obtain funds for personal use.

ITEM 4. PURPOSE OF TRANSACTION

     See Item 3, above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

     The reporting person's aggregate interest and percentage of common stock of Isonics Corporation equals 1,697,161 shares and 18.8 % respectively. The shares described below are the only interest the reporting person has in Isonics Corporation common stock.

options to acquire 22,500             The options were granted by the Board of Directors in
shares of common stock                connection with the reporting person volunteering to defer salary in March and April 1999.

35,456 shares of common               33,333 shares of common stock underlying warrants were
stock underlying warrants             purchased by the reporting person with personal funds in a private placement in July 1999.
                                      Subsequently an additional 2,123 shares of
                                      common stock underlying warrants were
                                      issued to the reporting person in December
                                      2000 as a result of a dilution adjustment
                                      on the original warrant.


SCHEDULE 13D
CUSIP No. 464895 10 1                                                Page 6 of 6
--------------------------------------------------------------------------------

33,333 shares of common               The reporting person's wife obtained these shares as a result of
stock held by the reporting           the conversion of Preferred Stock into Common Stock.
person's wife, Nancy Eiden
Rubizhevsky

16,000 shares of common               The reporting person gifted shares that he purchased with
stock held by the reporting           personal funds prior to September 22, 1997 to his son for estate
person's son, Zachary                 planning purposes.  No cash or other consideration was paid for
Rubizhevsky                           these shares. The reporting person's son resides in the same household.

16,000 shares of common               The reporting person gifted shares that he purchased with
stock held by the reporting           personal funds prior to September 22, 1997 to his son for estate
person's son, Ryan                    planning purposes. No cash or other consideration was paid for
Rubizhevsky                           these shares. The reporting person's son resides in the same household.

1,573,872 shares of                   The reporting person purchased these shares with personal
common stock                          funds prior to September 22, 1997 and holds these shares
                                      jointly with his wife Nancy Eiden Rubizhevsky.

     The reporting person has no sole voting power, shared voting power, sole dispositive power or shared dispositive power over any securities of Isonics Corporation except the shares of Common Stock, the options and warrants described above.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     N/A

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: 5/22/01                     By: /s/ Boris Rubizevsky
            -------                         ----------------------------
                                            Boris Rubizhevsky

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS. (SEE 18USC1001)